

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

15 September 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 4911 1111
www.coloplast.com
CVR-nr. 69749917


10016354

Gunilla Jensen
Investor Relations
Dir. tel. +45 4911 1800
Mob. +45 4911 3621
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement No. 8/2010.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Investor Relations

Encl.

dw 9/22


Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Ulla Lundhus
Media Relations Manager
Tel. +45 4911 1929
Email: dkul@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.



Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 08/2010
15 September 2010

Financial calendar for 2010/11

	2010
13.10.	Closing period until 3 November
3.11.	Financial Statements for the full year 2009/10 Annual Report 2009/10
1.12.	Annual General Meeting
7.12.	Dividends for 2009/10 at the disposal of share-holders
	2011
7.1.	Closing period until 26 January
26.1.	Interim Financial Statements for Q1 2010/11
14.4.	Closing period until 5 May
5.5.	Interim Financial Statements for H1 2010/11
29.7.	Closing period until 18 August
18.8.	Interim Financial Statements for 9M 2010/11
12.10.	Closing period until 2 November
25.10.	Notice of submission of agenda points for the Annual General Meeting
2.11.	Financial Statements for the full year 2010/11 Annual Report 2010/11
7.12.	Annual General Meeting
13.12.	Dividends for 2010/11 at the disposal of share-holders